Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.            Name and Address of Company

Challenger Energy Corp. (“Challenger”)
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta  T2P 3T4

Item 2.            Date of Material Change

September 25, 2008.

Item 3.            News Release

A news release was disseminated through the services of Marketwire on September 25, 2008.

Item 4.            Summary of Material Change

Challenger filed and received a receipt for a final short form prospectus (the “Prospectus”) in respect of a previously announced equity financing (the “Offering”) and agreed to the principal terms of the Offering.  Challenger agreed to offer a minimum of 10,000,000 units (the “Units”) and a maximum of 13,333,334 Units at a price of $3.00 per Unit for gross proceeds of approximately $40,000,002 if the maximum offering is reached.

Challenger also entered into an interim short-term $14,000,000 bridge facility (the “Agreement”) with Canadian Superior Energy Inc. (“Canadian Superior”).  The interest rate payable pursuant to the Agreement in respect of funds advanced thereunder is ten percent (10%) per annum compounded annually and payable on December 31, 2008.  The Agreement provides for an aggregate principal amount of up to $14,000,000 which, if drawn by Challenger, is to be used for the sole purpose of satisfying Challenger’s share of direct and indirect expenses in connection with the exploration program on Block 5(c), which is located approximately 60 miles offshore of Trinidad and Tobago (“Block 5(c)”).

Item 5.1                            Full Description of Material Change

Offering

Challenger filed and received a receipt for the Prospectus in respect of the Offering and agreed to the principal terms of the Offering.  Challenger agreed to offer a minimum of 10,000,000 Units and a maximum of 13,333,334 Units at a price of $3.00 per Unit, each Unit being comprised of one Common Share and one-half of one Common Share purchase warrant (“Warrant”) for gross proceeds of approximately $40,000,002 if the maximum offering is reached.  Each whole Warrant is exercisable at a price of $3.50 per Common Share until October 2, 2009.

The Offering was conducted by a syndicate of agents (the “Agents”) led by Blackmont Capital Inc. and also including Thomas Weisel Partners Canada Inc. and Wolverton Securities Ltd.

The Offering closed on October 2, 2008.  The Agents have the option, exercisable for a period of 30 days following the closing of the Offering, to increase the Offering by up to an additional 2,000,000 Units at $3.00 per Unit.

Facility

Challenger entered into the Agreement with Canadian Superior.  The Agreement provides for an aggregate principal amount of up to $14,000,000 which, if drawn by Challenger, is to be used for the sole purpose of satisfying Challenger’s share of direct and indirect expenses in connection with the exploration program on Block 5(c).  The interest rate payable pursuant to the Agreement in respect of funds advanced thereunder is ten percent (10%) per annum compounded annually and payable on December 31, 2008.  Pursuant to the Agreement, Funds may be drawn upon by Challenger until December 1, 2008.

The Agreement is secured by security customary for transactions of this nature, including a demand debenture in the principal amount of funds that may be advanced under the Agreement granting a first priority security interest over all present and after-acquired personal property of Challenger and a first floating charge over all other present and after-acquired property of Challenger.

Subject to obtaining the appropriate stock exchange approvals, should Challenger draw down all or any funds pursuant to the Agreement, it has agreed to issue to Canadian Superior non-transferable share purchase warrants (“Agreement Warrants”) entitling Canadian Superior to acquire that number of Common Shares as is equal to 500,000 multiplied by the quotient obtained when the aggregate principal draw down amount(s) under the Agreement are divided by $14,000,000, exercisable at a price, and on the same terms and conditions as, the Warrants issued pursuant to the Offering.  Furthermore, subject to obtaining appropriate stock exchange approvals, Canadian Superior may elect at any time, at its sole discretion, to convert all or any portion of the principal amount owing pursuant to the Agreement to Units on the same terms as the Offering.

Challenger is participating in a three well exploration program on Block 5(c).  Challenger is paying one third of the costs of the initial exploration program on Block 5(c) to earn a 25% interest in the production sharing contact covering Block 5(c).  Challenger’s partners in the Block 5(c) program are Canadian Superior and BG International Limited, a wholly owned subsidiary of the BG Group, plc.  Pursuant to Multilateral Instrument 61-101 “Protection of Minority Security Holders in Special Transactions” (“MI 61-101”), Canadian Superior, the operator of the Block 5(c) program, is a “related party” of Challenger.  Furthermore, the transaction contemplated by the Agreement is a “related party transaction” under MI 61-101.  However, exemptions from the formal valuation and minority approval requirements are available under MI 61-101 as, at the time the transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved interested parties, exceeded 25% of Challenger’s market capitalization.

The board of directors of Challenger approved the Agreement pursuant to a written resolution dated effective September 24, 2008.  Gregory Noval, a director of Challenger and Canadian Superior, declared his conflict in respect of the transactions contemplated by the Agreement and acknowledged that his execution of the resolution was necessary in order to comply with the requirements of the Business Corporations Act (Alberta) with respect to written resolutions of directors.

Item 5.2         Disclosure for Restructuring Transactions

Not applicable.

Item 6.            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.  This is not being filed on a confidential basis.

Item 7.            Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.            Executive Officer

For further information, contact Dan MacDonald, Chief Executive Officer and President, Challenger Energy Corp. at (403) 503-8810 (phone) or (403) 503-8811 (fax).

Item. 9            Date of Report

October 6, 2008.